EXHIBIT 23.3

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Atmos Energy Corporation for the registration of 2,000,000 shares of its common stock under the Atmos Energy Corporation Direct Stock Purchase Plan and to the incorporation by reference therein of our reports dated November 18, 2008, with respect to the consolidated financial statements and schedule of Atmos Energy Corporation, and the effectiveness of internal control over financial reporting of Atmos Energy Corporation, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Dallas, Texas

November 20, 2008